Exhibit 12.1

American Airlines Group Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions)

	2013	2012	2011	2010	2009
Loss:
Loss before income taxes and cumulative effect of accounting change	$(2,180)	$(2,445)	$(1,979)	$(506)	$(1,752)
Add: Total fixed charges (per below)	1,983	1,586	1,910	1,804	1,662
Less: Interest capitalized	47	50	40	31	42
Total earnings (loss) before income taxes	(244)	(909)	(109)	1,267	(132)
Fixed charges:
Interest	849	627	782	775	689
Portion of rental expense representative of the interest factor	1,081	904	1,058	958	877
Amortization of debt expense	53	55	70	71	96
Total fixed charges	1,983	1,586	1,910	1,804	1,662
Ratio of earnings to fixed charges	—	—	—	—	—
Coverage deficiency	$2,227	$2,495	$2,019	$537	$1,794